

July 23, 2012

<u>Via E-Mail</u>

John J. Hafferty
Executive Vice President and Chief Financial Officer
Pacer International, Inc.
6805 Perimeter Drive
Dublin, OH 43016

>   **Re: Pacer International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 10, 2012**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
>   **Filed April 27, 2012**
>   **File No. 000-49828**

Dear Mr. Hafferty:

We have reviewed your filing and have the following comments. In one comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis</u>
<u>Results of Operations, page 35</u>

1. We note several instances in which two or more factors are cited as a cause of a variance, with references to offsetting items in some cases, without quantification. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Your disclosure should discuss the underlying reason associated with each factor at an appropriate level of detail. Please also consider quantifying the total level or amount of any material component cited so that investors may have a further relative context of the extent of its contribution to your results. If quantification is not practicable, please so state and disclose the basis for the cited item.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements
Note 6. Commitments and Contingencies, page 11

2. We note that the claim asserted against you by Union Pacific for retroactive and prospective rate adjustments in regard to domestic shipments in 20-, 40- and 45 ft. international containers appears to have been disclosed since at least September 2009. You disclose that you cannot make an estimate of the amount, or range of amounts, of any liability that would be incurred if this claim were resolved against you. It is not clear why this is the case given the amount of time this matter has been outstanding. In this regard, for this matter please explain to us (i) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (ii) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure pursuant to ASC 450-20-50-4.b, including determining potential outcomes and what the reasonably possible range of losses would be for those outcomes.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief